

October 21, 2021

Marlis Yassin
Chief Financial Officer
District Metals Corp.
Suite 907, 1030 West Georgia Street
Vancouver, BC V6E 2Y3
Canada

> **Re: District Metals Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form 20-F**
> **Submitted October 13, 2021**
> **CIK No. 0001839586**

Dear Ms. Yassin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Item 17. Financial Statements, page 91

1. Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F.

   You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Nicole H. Strydom